UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009.
Commission File Number: 001-31221
Total number of pages: 82

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Earnings Release for the nine months ended December 31, 2008.

2.	Materials presented in conjunction with the earnings release dated January 30, 2009 announcing the company’s results for the nine months ended December 31, 2008.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: January 30, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

Financial Statements	January 30, 2009
For the Nine Months Ended December 31, 2008	[U.S. GAAP]

Name of registrant:	NTT DoCoMo, Inc. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Ryuji Yamada, Representative Director, President and Chief Executive Officer
Contact:	Shinya Hasegawa, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 4, 2009
1. Consolidated Financial Results for the Nine Months Ended December 31, 2008 (April 1, 2008 — December 31, 2008)
(1) Consolidated Results of Operations
Amounts are rounded off to the nearest 1 million yen.

	(Millions of yen, except per share amount)
					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income
Nine months ended December 31, 2008	3,378,760	—	746,785	—	709,393	—	437,705	—
Nine months ended December 31, 2007	3,522,034	(2.1)%	624,998	(7.7)%	628,720	(7.6)%	376,497	(6.7)%

	Basic Earnings		Diluted Earnings
	per Share		per Share
Nine months ended December 31, 2008	10,337.45 (yen	)	—
Nine months ended December 31, 2007	8,714.79 (yen	)	—
(Percentages above represent changes compared to the corresponding previous quarterly period)
(2) Consolidated Financial Position

	(Millions of yen, except per share amount)
			Equity Ratio
			(Ratio of Shareholders’	Shareholders’ Equity
	Total Assets	Shareholders’ Equity	Equity to Total Assets)	per Share
December 31, 2008	6,381,621	4,375,054	68.6%	104,171.17 (yen	)
March 31, 2008	6,210,834	4,276,496	68.9%	100,321.46 (yen	)
2. Dividends

	Cash dividends per share (yen)
	End of the first	End of the second	End of the third
Date of record	quarter	quarter	quarter	Year-end	Total
Year ended March 31, 2008	—	2,400.00	—	2,400.00	4,800.00
Year ending March 31, 2009	—	2,400.00	—	—	—
Year ending March 31, 2009 (Forecasts)	—	—	—	2,400.00	4,800.00
Change in forecasts of dividends during the three months ended December 31, 2008: None
3. Consolidated Financial Results Forecasts for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2009)

	(Millions of yen, except per share amount)
					Income before
	Operating Revenues		Operating Income		Income Taxes		Net Income		Earnings per Share
Year ending March 31, 2009	4,597,000	(2.4)%	830,000	2.7%	814,000	1.7%	495,000	0.8%	11,786.08 (yen	)
(Percentages above represent changes compared to the corresponding previous year)
Change in earnings forecasts for the fiscal year ending March 31, 2009 during the three months ended December 31, 2008: None

4. Others

(1) Changes in significant consolidated subsidiaries (which resulted in changes in scope of consolidation)		None

(2) Application of accounting which is simplified or exceptional for quarterly consolidated financial statements		None

(3) Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements

(i) Changes due to revision of accounting standards and other regulations:		Yes

(ii) Others:		None

(See more information on page 10.)

(4) Number of issued shares (common stock)

(i) Number of issued shares (inclusive of treasury stock):	As of December 31, 2008:	44,870,000 shares
	As of March 31, 2008:	44,870,000 shares

(ii) Number of treasury stock:	As of December 31, 2008:	2,871,299 shares
	As of March 31, 2008:	2,242,073 shares

(iii) Number of weighted average common shares outstanding:	For the nine months ended December 31, 2008:	42,341,664 shares
	For the nine months ended December 31, 2007:	43,202,063 shares
* Explanation for forecasts of operation and other notes:
With regard to the assumptions and other related matters concerning consolidated financial results forecasts for the fiscal year ending March 31, 2009, please refer to page 9 and 21.
Consolidated financial statements in this earnings release are unaudited.

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
Earnings Release for the Nine Months Ended December 31, 2008
<< 1. Operating Results >>
1. Business Overview
Competition among mobile phone operators in Japan, which has already entered a mature phase given the high penetration rate, has increased in such areas as customer acquisition and further improvement of customer services.
In such market environment, we announced in October 2008 our future business direction based on a new action plan “DOCOMO’s Change and Challenge to Achieve New Growth,” which covers initiatives to be implemented between the current fiscal year and fiscal year 2012. Under the plan, we aim to contribute to society’s sustainable development and a safer, more secure environment for people to lead enriched, convenient lives.
In the third quarter of this fiscal year, we reorganized our handset series* to attune to the latest preferences and lifestyles of mobile phone users. We also released new services which suggest new usage of mobile phones such as “i-concier”. We strived for further penetration of our new discount programs and new handset sales methods, which we believe are appropriate for the current market conditions. Our churn rate decreased and the number of customers who moved to DOCOMO exceeded those who moved from DOCOMO using Mobile Number Portability in December 2008, as we have performed a comprehensive review of all of our operations from customer relations to handsets and network development in order to enhance customer satisfaction.
As a result, for the three months ended December 31, 2008, operating revenues were ¥1,111.0 billion, operating income was ¥169.8 billion, income before income taxes was ¥149.2 billion and net income was ¥91.0 billion. For the nine months ended December 31, 2008, operating revenues were ¥3,378.8 billion, operating income was ¥746.8 billion, income before income taxes was ¥709.4 billion and net income was ¥437.7 billion.

*	“docomo STYLE series”, “docomo PRIME series”, “docomo SMART series” and “docomo PRO series”
Consolidated results of operations for the three months and nine months ended December 31, 2008 were as follows:
<Results of operations>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Operating revenues	¥1,111.0	¥3,378.8	¥3,522.0
Operating expenses	941.1	2,632.0	2,897.0

Operating income	169.8	746.8	625.0
Other income (expense)	(20.6)	(37.4)	3.7

Income before income taxes	149.2	709.4	628.7
Income taxes	60.0	279.4	253.3
Equity in net income of affiliates, net of applicable taxes	1.8	7.7	1.2
Minority interests	0.0	(0.0)	(0.1)

Net income	¥91.0	¥437.7	¥376.5

EBITDA margin*	37.4%	40.1%	34.3%

ROCE*	3.4%	15.3%	13.2%

ROCE after tax effect*	2.0%	9.0%	7.8%

*
EBITDA and EBITDA margin, as we refer to in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE and ROCE after tax effect, see “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

Notes:

1.	Consolidated financial statements as of and for the three months and nine months ended December 31, 2008 in this release are unaudited.

2.	Amounts in this release are rounded off.

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
<Operating revenues>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Wireless services	¥962.6	¥2,911.1	¥3,158.7
Cellular services revenues	919.1	2,791.0	3,060.5
- Voice revenues	539.6	1,665.0	2,041.6
Including: FOMA services	475.9	1,444.8	1,582.6
- Packet communications revenues	379.5	1,126.0	1,018.9
Including: FOMA services	365.0	1,075.9	921.1
PHS services	—	—	9.4
Other revenues	43.4	120.1	88.9
Equipment sales	148.4	467.6	363.3

Total operating revenues	¥1,111.0	¥3,378.8	¥3,522.0

Note: Voice revenues include data communications revenues through circuit switching systems.
<Operating expenses>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Personnel expenses	¥63.8	¥190.5	¥186.7
Non-personnel expenses	534.1	1,545.4	1,815.6
Depreciation and amortization	233.9	582.3	558.0
Loss on disposal of property, plant and equipment and intangible assets	16.7	35.4	43.5
Communication network charges	83.3	249.1	264.1
Taxes and public dues	9.2	29.2	29.2

Total operating expenses	¥941.1	¥2,632.0	¥2,897.0

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
2. Segment information
(1) Mobile phone business
As of December 31, 2008, the number of cellular services subscriptions was 54.16 million (an increase of 0.22 million compared to the number as of September 30, 2008), 87.7% of which was represented by FOMA services subscriptions of 47.49 million. Our cellular churn rate for the three months ended December 31, 2008 improved significantly to 0.44% compared to 0.74% during the same period of the prior year, reflecting the effect of new discount programs and new handset sales methods.
The aggregate number of subscriptions to the new discount programs introduced in August 2007 such as “Fami-wari MAX50” reached approximately 30.4 million while the number of subscriptions to the “Value Plan” reached approximately 16.5 million as of December 31, 2008, respectively. As a result, aggregate ARPU of cellular (FOMA+mova) services decreased to ¥5,730 for the three months ended December 31, 2008 (down 8.9% compared to the same period of the prior year).
With regard to equipment sales, the number of handsets sold decreased to 4.51 million units for the three months ended December 31, 2008 (a decrease of 2.01 million units compared to the same period of the prior year). However, “Value Course”, which was introduced in November 2007, was applied to more than 90% of the aggregate number of handsets sold through our new handset sales methods. Revenues and costs of equipment sales improved, reflecting the effects of reductions in sales commissions for the “Value Course”, together with a decrease in cost of equipment sold due to the favorable procurement cost per unit and reduced number of units sold.
For the three months ended December 31, 2008, operating revenues and operating income from mobile phone business were ¥1,095.7 billion and ¥175.3 billion, respectively.
For the nine months ended December 31, 2008, operating revenues and operating income from mobile phone business were ¥3,332.2 billion and ¥762.9 billion, respectively.
Number of subscriptions by services, trend of ARPU and other operation data are as follows:
<Number of subscriptions by services>

	Thousand subscriptions
	December 31, 2008	September 30, 2008
Cellular services	54,155	53,937
Cellular (FOMA) services	47,494	46,444
Including: i-channel services	16,228	16,044
Including: flat-rate services for unlimited i-mode usage	15,751	13,949
Cellular (mova) services	6,661	7,493
i-mode services	48,150	48,069
Notes:
1.	Number of subscriptions of Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.

2.
Effective March 3, 2008, FOMA services subscription became mandatory for subscription to “2in1”* service. Such FOMA services subscriptions to “2in1” services are included in the above numbers of Cellular services subscriptions and Cellular (FOMA) services subscriptions.

3.	Number of subscriptions to flat-rate services for unlimited i-mode usage = “Pake-hodai” subscriptions + “Pake-hodai full” subscriptions + “Pake-hodai double” subscriptions

4.	Number of i-mode subscriptions = Cellular (FOMA) i-mode subscriptions + Cellular (mova) i-mode subscriptions

*	“2in1” refers to an optional network service which enables a subscriber to subscribe to an additional phone number and an e-mail address for a single compatible handset.

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
<Number of handsets sold and churn rate>

	Thousand units
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Cellular services	4,511	14,775	19,320
Cellular (FOMA) services
New FOMA subscription	921	3,077	4,389
Change of subscription from mova to FOMA	716	2,348	5,137
FOMA handset upgrade by FOMA subscribers	2,856	9,258	9,414
Cellular (mova) services
New mova subscription	11	56	167
mova handset upgrade by mova subscribers and change of subscription from FOMA to mova	7	36	213

Churn Rate	0.44%	0.49%	0.85%
<Trend of ARPU and MOU>

	Yen/Minutes
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Aggregate ARPU* (FOMA+mova)	¥5,730	¥5,820	¥6,470
Voice ARPU	3,340	3,450	4,290
Packet ARPU	2,390	2,370	2,180
Aggregate ARPU (FOMA)	6,000	6,150	7,160
Voice ARPU	3,370	3,500	4,510
Packet ARPU	2,630	2,650	2,650
Aggregate ARPU (mova)	3,730	3,820	4,440
Voice ARPU	3,070	3,140	3,670
i-mode ARPU	660	680	770

MOU* (FOMA+mova) (minutes)	139	138	140

*	See “Definition and Calculation Methods of ARPU and MOU” on page 19 for details of definitions and calculation methods of ARPU and MOU.
<Results of operations>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Operating revenues from mobile phone business	¥1,095.7	¥3,332.2	¥3,476.8
Operating income from mobile phone business	175.3	762.9	664.1

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
(2) Miscellaneous businesses
Operating revenues from miscellaneous businesses for the three months ended December 31, 2008 were ¥15.3 billion, which represented 1.4% of the total operating revenues. The revenues derived mainly from high-speed internet connection and video-clip casting services for hotel facilities, advertisement services, development, sales and maintenance of IT systems and credit services. Operating expenses and operating loss from miscellaneous businesses were ¥20.7 billion and ¥5.5 billion, respectively.
Operating revenues, operating expenses and operating loss from miscellaneous businesses for the nine months ended December 31, 2008 were ¥46.5 billion, ¥62.7 billion and ¥16.1 billion, respectively.
<Results of operations>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Operating revenues from miscellaneous businesses	¥15.3	¥46.5	¥45.3
Operating loss from miscellaneous businesses	(5.5)	(16.1)	(39.1)
Note:   For the nine months ended December 31, 2007, “PHS business”, which was presented separately in the past, has been reclassified into “miscellaneous businesses”.
3. Trend of capital expenditures
We continued to improve the quality of our FOMA service area and reinforced its network capacity to meet an increase in traffic demand, together with our efforts to make capital expenditure more efficient and less costly by saving on equipment purchase costs and improving our design and construction process. Total capital expenditures for the three months and nine months ended December 31, 2008 were ¥164.0 billion and ¥500.5 billion, respectively.
<Breakdown of capital expenditures>

	Billions of yen
			(Reference)
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
	Three months ended	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2008	December 31, 2007
Mobile phone business	¥131.2	¥412.7	¥403.7
PHS business	—	—	0.3
Other (including information systems)	32.9	87.8	84.2

Total capital expenditures	¥164.0	¥500.5	¥488.2

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
<< 2.Financial Position >>
(1) Financial position

	Billions of yen
	(UNAUDITED)
	December 31, 2008	March 31, 2008
Total assets	¥6,381.6	¥6,210.8
Shareholders’ equity	4,375.1	4,276.5
Liabilities	2,005.0	1,933.1
Interest bearing liabilities	641.8	478.5

Equity ratio (1)	68.6%	68.9%
Debt ratio (2)	12.8%	10.1%

Notes:

(1)	Equity ratio = Shareholders’ equity / Total assets

(2)	Debt ratio = Interest bearing liabilities / (Shareholders’ equity + Interest bearing liabilities)
(2) Cash flow conditions
For the nine months ended December 31, 2008, net cash provided by operating activities was ¥628.1 billion. Net income was ¥437.7 billion and depreciation and amortization charges were ¥582.3 billion, while net payment for income taxes was ¥358.9 billion and there were increases in installment receivables for handsets and accounts receivable.
Net cash used in investing activities was ¥625.0 billion. Our expenditures for purchases of property, plant and equipment of ¥415.2 billion, purchases of intangible and other assets of ¥176.7 billion and purchases of non-current investments of ¥50.2 billion which include the acquisitions of equity stake in total were partially offset by proceeds from the redemption of long-term bailment for consumption to a related party of ¥50.0 billion.
Net cash used in financing activities was ¥145.2 billion. We spent ¥101.8 billion for acquisition of treasury stock, ¥77.4 billion for repayment of outstanding long-term debt and ¥203.8 billion for payment of cash dividends while financing ¥179.9 billion through issuance of corporate bonds and ¥62.1 billion through issuance of commercial papers.
The balance of cash and cash equivalents was ¥501.1 billion as of December 31, 2008.

	Billions of yen
		(Reference)
	(UNAUDITED)	(UNAUDITED)
	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2007
Net cash provided by operating activities	¥628.1	¥1,027.4
Net cash used in investing activities	(625.0)	(509.5)
Net cash used in financing activities	(145.2)	(414.2)
Free cash flows (1)	3.2	517.9
Free cash flows excluding the effects of irregular factors (2) and changes in investments for cash management purposes (3) *	167.3	361.2

Notes:

(1)	Free cash flows = Net cash provided by operating activities + Net cash used in investing activities

(2)	Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period

(3)
Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 20.

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
<<3. Prospects for the Fiscal Year Ending March 31, 2009 >>
Competition among mobile phone operators in Japan, which has already entered a mature phase, has increased in such areas as customer acquisition and further improvement of customer services.
Under such market conditions, we projected our operating revenues for the fiscal year ending March 31, 2009 to be ¥4,597.0 billion, a decrease of ¥114.8 billion from the prior fiscal year, reflecting a decrease in ARPU due to an adverse impact of revision of billing plans while we expect an increase in equipment sales. We will continue our cost saving efforts, including reductions in cost of equipment sold, efficient allocation of sales commissions and reduction of network costs through the improvement of administrative processes, which we expect will result in an increase in operating income by ¥21.7 billion to ¥830.0 billion from the prior fiscal year.
Against this backdrop, we will strive even harder to reinforce our core business, and at the same time, work to create new revenue sources by offering customized services for each customer and collaborating with partner companies in various fields, as part of our endeavors to cultivate new businesses.
As we are currently not aware of any factors which may have a material impact on our projected results of operations, we have not revised our projection announced on October 31, 2008.

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
<<4. Others >>
(1)	Changes in significant subsidiaries for the nine months ended December 31, 2008 (which resulted in changes in scope of consolidation) : None

(2)	Application of accounting which is simplified or exceptional for quarterly consolidated financial statements : None

(3)	Changes in significant accounting policies, procedures and presentation in quarterly consolidated financial statements :
Fair Value Measurements
Effective April 1, 2008, DOCOMO adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. Although the definition of fair value retains the exchange price notion in earlier definitions of fair value, SFAS No. 157 clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the market and emphasizes that fair value is a market-based measurement, rather than an entity-specific measurement. SFAS No. 157 also expands disclosures about the use of fair value to measure assets and liabilities subsequent to initial recognition through fair value hierarchy as a framework for measurement. The initial adoption of SFAS No. 157 did not have a material impact on DOCOMO’s results of operations and financial position. The disclosure required by SFAS No. 157 was omitted in this earnings release.
(Additional Information)
Change in Accounting Estimate
Effective October 1, 2008, DOCOMO decreased the estimated useful lives of our long lived assets related to our 2G mova mobile phone services. This change in accounting estimate was due to the scheduled termination of mova services on March 31, 2012. As mova subscribers have been steadily migrating to DOCOMO’s 3G service, FOMA, the Company has decided to discontinue mova services and concentrate on FOMA services. The change resulted in a decrease of ¥46,842 million in “Income before income taxes”, ¥27,684 million in “Net income” and ¥655.82 in “Basic and Diluted earnings per share” in the accompanying consolidated statement of income and comprehensive income for the three months ended December 31, 2008, in accordance with SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of Accounting Principles Board (APB) Opinion No. 20 and Financial Accounting Standards Board (FASB) Statement No. 3”. Prior periods have not been adjusted for this change.

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
<< 5. Consolidated Financial Statements >>
(1) Consolidated Balance Sheets

	Millions of yen
	(UNAUDITED)
	December 31, 2008	March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	¥501,131	¥646,905
Short-term investments	28,163	52,208
Accounts receivable	988,364	686,673
Allowance for doubtful accounts	(13,633)	(15,037)
Inventories	167,625	146,584
Deferred tax assets	84,559	108,037
Prepaid expenses and other current assets	179,568	142,410

Total current assets	1,935,777	1,767,780

Property, plant and equipment:
Wireless telecommunications equipment	5,384,226	5,346,486
Buildings and structures	807,713	797,904
Tools, furniture and fixtures	529,000	536,718
Land	199,141	198,958
Construction in progress	116,336	128,042
Accumulated depreciation and amortization	(4,302,350)	(4,173,501)

Total property, plant and equipment, net	2,734,066	2,834,607

Non-current investments and other assets:
Investments in affiliates	364,543	349,488
Marketable securities and other investments	150,459	187,361
Intangible assets, net	551,044	555,259
Goodwill	157,176	158,889
Other assets	283,355	234,047
Deferred tax assets	205,201	123,403

Total non-current investments and other assets	1,711,778	1,608,447

Total assets	¥6,381,621	¥6,210,834

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	¥15,000	¥75,662
Short-term borrowings	61,898	1,712
Accounts payable, trade	613,221	717,453
Accrued payroll	40,187	53,538
Accrued interest	1,241	710
Accrued income taxes	172,295	203,645
Other current liabilities	175,379	181,595

Total current liabilities	1,079,221	1,234,315

Long-term liabilities:
Long-term debt (exclusive of current portion)	564,895	401,090
Liability for employees’ retirement benefits	123,733	116,888
Other long-term liabilities	237,177	180,757

Total long-term liabilities	925,805	698,735

Total liabilities	2,005,026	1,933,050

Minority interests	1,541	1,288

Shareholders’ equity:
Common stock	949,680	949,680
Additional paid-in capital	948,571	948,571
Retained earnings	3,027,680	2,793,814
Accumulated other comprehensive income (loss)	(33,052)	410
Treasury stock, at cost	(517,825)	(415,979)

Total shareholders’ equity	4,375,054	4,276,496

Total liabilities, minority interests and shareholders’ equity	¥6,381,621	¥6,210,834

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
(2)	Consolidated Statements of Income and Comprehensive Income

Millions of yen
(UNAUDITED)
Nine months ended
December 31, 2008
Operating revenues:
Wireless services	¥2,911,115
Equipment sales	467,645
Total operating revenues	3,378,760

Operating expenses:
Cost of services (exclusive of items shown separately below)	633,082
Cost of equipment sold (exclusive of items shown separately below)	621,201
Depreciation and amortization	582,300
Selling, general and administrative	795,392
Total operating expenses	2,631,975

Operating income	746,785

Other income (expense):
Interest expense	(3,566)
Interest income	1,673
Other, net	(35,499)
Total other income (expense)	(37,392)

Income before income taxes	709,393

Income taxes:
Current	324,721
Deferred	(45,305)
Total income taxes	279,416
Equity in net income of affiliates, net of applicable taxes	7,748
Minority interests	(20)

Net income	¥437,705

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(7,506)
Net revaluation of financial instruments, net of applicable taxes	(212)
Foreign currency translation adjustment, net of applicable taxes	(25,269)
Pension liability adjustment, net of applicable taxes	(475)

Comprehensive income	¥404,243

PER SHARE DATA

Weighted average common shares outstanding – Basic and Diluted (shares)	42,341,664

Basic and Diluted earnings per share (yen)	¥10,337.45

DOCOMO Earnings Release	Nine Months Ended December 31, 2008

Millions of yen
(UNAUDITED)
Three months ended
December 31, 2008
Operating revenues:
Wireless services	¥962,575
Equipment sales	148,401
Total operating revenues	1,110,976

Operating expenses:
Cost of services (exclusive of items shown separately below)	219,350
Cost of equipment sold (exclusive of items shown separately below)	213,174
Depreciation and amortization	233,913
Selling, general and administrative	274,700
Total operating expenses	941,137

Operating income	169,839

Other income (expense):
Interest expense	(1,168)
Interest income	628
Other, net	(20,062)
Total other income (expense)	(20,602)

Income before income taxes	149,237

Income taxes:
Current	90,889
Deferred	(30,869)
Total income taxes	60,020
Equity in net income of affiliates, net of applicable taxes	1,827
Minority interests	2

Net income	¥91,046

Other comprehensive income (loss):
Unrealized holding losses on available-for-sale securities, net of applicable taxes	(1,560)
Net revaluation of financial instruments, net of applicable taxes	(53)
Foreign currency translation adjustment, net of applicable taxes	(8,599)
Pension liability adjustment, net of applicable taxes	(113)

Comprehensive income	¥80,721

PER SHARE DATA

Weighted average common shares outstanding – Basic and Diluted (shares)	42,212,938

Basic and Diluted earnings per share (yen)	¥2,156.83

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
(3)	Consolidated Statement of Cash Flows

Millions of yen
(UNAUDITED)
Nine months ended
December 31, 2008
Cash flows from operating activities:
Net income	¥437,705
Adjustments to reconcile net income to net cash provided by operating activities–
Depreciation and amortization	582,300
Deferred taxes	(40,578)
Loss on sale or disposal of property, plant and equipment	24,667
Other than temporary impairment of marketable securities and other investments	28,648
Equity in net income of affiliates	(13,009)
Minority interests	20
Changes in assets and liabilities:
(Increase) in accounts receivable	(301,659)
(Decrease) in allowance for doubtful accounts	(1,408)
(Increase) in inventories	(20,963)
(Increase) in prepaid expenses and other current assets	(18,307)
(Increase) in installment receivables for handsets (non-current)	(51,091)
(Decrease) in accounts payable, trade	(31,163)
(Decrease) in accrued income taxes	(31,350)
(Decrease) in other current liabilities	(6,440)
Increase in liability for employees’ retirement benefits	6,845
Increase in other long-term liabilities	51,969
Other, net	11,941

Net cash provided by operating activities	628,127

Cash flows from investing activities:
Purchases of property, plant and equipment	(415,247)
Purchases of intangible and other assets	(176,659)
Purchases of non-current investments	(50,212)
Proceeds from sale of non-current investments	568
Purchases of short-term investments	(30,736)
Redemption of short-term investments	4,593
Proceeds from redemption of long-term bailment for consumption to a related party	50,000
Other, net	(7,270)

Net cash used in investing activities	(624,963)

Cash flows from financing activities:
Proceeds from long-term debt	179,913
Repayment of long-term debt	(77,441)
Proceeds from short-term borrowings	62,074
Repayment of short-term borrowings	(1,958)
Principal payments under capital lease obligations	(2,098)
Payments to acquire treasury stock	(101,846)
Dividends paid	(203,839)
Other, net	(3)

Net cash used in financing activities	(145,198)

Effect of exchange rate changes on cash and cash equivalents	(3,740)

Net (decrease) in cash and cash equivalents	(145,774)
Cash and cash equivalents at beginning of period	646,905

Cash and cash equivalents at end of period	¥501,131

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥21,430
Cash paid during the period for:
Interest, net of amount capitalized	3,035
Income taxes	380,352

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
(4)	Going Concern Assumption

None

(5)	Segment Reporting

Segment information for the three months and nine months ended December 31, 2008 was as follows:

Three months ended	Millions of yen
December 31, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥1,095,723	¥15,253	¥1,110,976
Operating expenses	920,388	20,749	941,137

Operating income (loss)	¥175,335	¥(5,496)	¥169,839

Nine months ended	Millions of yen
December 31, 2008	Mobile phone business	Miscellaneous businesses	Consolidated
Operating revenues	¥3,332,214	¥46,546	¥3,378,760
Operating expenses	2,569,306	62,669	2,631,975

Operating income (loss)	¥762,908	¥(16,123)	¥746,785

PHS services were terminated on January 7, 2008.

DOCOMO does not disclose geographical segments since the amounts of operating revenues generated outside Japan are immaterial.

(6)	Significant Changes in Shareholders’ Equity

None

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
(Reference)
1.	Consolidated Statement of Income and Comprehensive Income

Millions of yen
(UNAUDITED)
Nine months ended
December 31, 2007
Operating revenues:
Wireless services	¥3,158,694
Equipment sales	363,340
Total operating revenues	3,522,034

Operating expenses:
Cost of services (exclusive of items shown separately below)	586,032
Cost of equipment sold (exclusive of items shown separately below)	870,534
Depreciation and amortization	557,972
Selling, general and administrative	882,498
Total operating expenses	2,897,036

Operating income	624,998

Other income (expense):
Interest expense	(4,614)
Interest income	1,691
Other, net	6,645
Total other income (expense)	3,722

Income before income taxes	628,720

Income taxes	253,264
Equity in net income of affiliates, net of applicable taxes	1,165
Minority interests	(124)

Net income	¥376,497

Other comprehensive income (loss):
Unrealized holding gains on available-for-sale securities, net of applicable taxes	314
Net revaluation of financial instruments, net of applicable taxes	(7)
Foreign currency translation adjustment, net of applicable taxes	(1,522)
Pension liability adjustment, net of applicable taxes	(546)

Comprehensive income	¥374,736

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	43,202,063

Basic and diluted earnings per share (yen)	¥8,714.79

DOCOMO Earnings Release	Nine Months Ended December 31, 2008
(Reference)
2.	Consolidated Statement of Cash Flows

Millions of yen
(UNAUDITED)
Nine months ended
December 31, 2007
I Cash flows from operating activities:
1. Net income	¥376,497
2. Adjustments to reconcile net income to net cash provided by operating activities–
(1) Depreciation and amortization	557,972
(2) Deferred taxes	8,168
(3) Loss on sale or disposal of property, plant and equipment	23,949
(4) Equity in net income of affiliates	(1,884)
(5) Minority interests	124
(6) Changes in assets and liabilities:
Decrease in accounts receivable	5,849
Increase in allowance for doubtful accounts	1,287
Decrease in inventories	14,738
Decrease in prepaid expenses and other current assets	10,108
(Decrease) in accounts payable, trade	(29,987)
Increase in accrued income taxes	45,389
Increase in other current liabilities	22,478
Increase in liability for employees’ retirement benefits	6,329
Increase in other long-term liabilities	2,983
Other, net	(16,607)

Net cash provided by operating activities	1,027,393

II Cash flows from investing activities:
1. Purchases of property, plant and equipment	(389,900)
2. Purchases of intangible and other assets	(170,859)
3. Purchases of non-current investments	(93,822)
4. Proceeds from sale and redemption of non-current investments	100,827
5. Purchases of short-term investments	(5,490)
6. Redemption of short-term investments	3,238
7. Proceeds from redemption of long-term bailment for consumption to a related party	50,000
8. Other, net	(3,451)

Net cash used in investing activities	(509,457)

III Cash flows from financing activities:
1. Repayment of long-term debt	(98,200)
2. Proceeds from short-term borrowings	4,739
3. Repayment of short-term borrowings	(4,733)
4. Principal payments under capital lease obligations	(2,410)
5. Payments to acquire treasury stock	(123,002)
6. Dividends paid	(190,543)
7. Other, net	(2)

Net cash used in financing activities	(414,151)

IV Effect of exchange rate changes on cash and cash equivalents	(216)

V Net increase in cash and cash equivalents	103,569
VI Cash and cash equivalents at beginning of period	343,062

VII Cash and cash equivalents at end of period	¥446,631

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income taxes	¥20,346
Cash paid during the period for:
Interest, net of amount capitalized	3,916
Income taxes	199,864

(APPENDIX 1)
Operation Data for 3rd Quarter of Fiscal Year Ending March 31, 2009
Full-year Forecast: as revised at October 31, 2008

			Fiscal Year	Fiscal Year	Fiscal Year	Fiscal Year	[Ref.]
		[Ref.]	Ending Mar. 2009	Ending Mar. 2009	Ending Mar. 2009	Ending Mar. 2009	Fiscal Year
		Fiscal Year	Nine Months	First Quarter	Second Quarter	Third Quarter	Ending Mar. 31,2009
		Ended Mar. 31, 2008	(Apr.-Dec. 2008)	(Apr.-Jun. 2008)	(Jul.-Sep. 2008)	(Oct.-Dec. 2008)	Full-year Forecast
		Full-year Results	Results	Results	Results	Results	(Revised)
Cellular
Subscriptions	thousands	53,388	54,155	53,629	53,937	54,155	54,470
FOMA (1)	thousands	43,949	47,494	45,200	46,444	47,494	49,190
mova	thousands	9,438	6,661	8,429	7,493	6,661	5,280
Market share (2) (3)%		52.0	51.2	51.7	51.5	51.2	—
Net increase from previous period	thousands	767	767	241	308	218	1,080
FOMA (1) (3)	thousands	8,420	3,545	1,251	1,244	1,050	5,240
mova (3)	thousands	(7,653)	(2,778)	(1,010)	(936)	(832)	(4,160)
Churn Rate (3)%		0.80	0.49	0.51	0.52	0.44	—
Number of handsets (FOMA+mova) sold (4)	thousands	25,739	14,775	4,946	5,318	4,511	—
Aggregate ARPU (FOMA+mova) (5)	yen/month/contract	6,360	5,820	5,890	5,860	5,730	5,710
Voice ARPU (6)	yen/month/contract	4,160	3,450	3,560	3,450	3,340	3,360
Packet ARPU	yen/month/contract	2,200	2,370	2,330	2,410	2,390	2,350
i-mode ARPU	yen/month/contract	2,170	2,330	2,290	2,360	2,350	2,310
ARPU generated from international services (7)	yen/month/contract	70	80	80	90	80	90
ARPU generated purely from i-mode (FOMA+mova) (5)	yen/month/contract	2,350	2,540	2,480	2,570	2,560	2,510
Aggregate ARPU (FOMA) (5)	yen/month/contract	6,990	6,150	6,260	6,180	6,000	5,990
Voice ARPU (6)	yen/month/contract	4,340	3,500	3,630	3,500	3,370	3,400
Packet ARPU	yen/month/contract	2,650	2,650	2,630	2,680	2,630	2,590
i-mode ARPU	yen/month/contract	2,610	2,600	2,590	2,630	2,580	2,550
ARPU generated from international services (7)	yen/month/contract	90	100	90	100	90	100
ARPU generated purely from i-mode (FOMA) (5)	yen/month/contract	2,720	2,760	2,730	2,790	2,750	2,710
Aggregate ARPU (mova) (5)	yen/month/contract	4,340	3,820	3,890	3,820	3,730	3,760
Voice ARPU (6)	yen/month/contract	3,590	3,140	3,220	3,120	3,070	3,100
i-mode ARPU	yen/month/contract	750	680	670	700	660	660
ARPU generated from international services (7)	yen/month/contract	10	10	10	10	10	10
ARPU generated purely from i-mode (mova) (5)	yen/month/contract	930	880	860	910	870	870
MOU (FOMA+mova)(5)	minute/month/contract	138	138	137	138	139	—
MOU (FOMA)(5)	minute/month/contract	156	150	150	150	150	—
MOU (mova)(5)	minute/month/contract	82	65	69	65	62	—
2in1 Subscriptions(8)	thousands	240	461	304	454	461	—
Communication Module Service Subscriptions (9)	thousands	1,433	1,536	1,466	1,509	1,536	1,540
FOMA Ubiquitous plan (10)	thousands	698	822	741	785	822	—
DoPa Single Service (11)	thousands	735	714	726	723	714	—
Prepaid Subscriptions (11)	thousands	40	39	40	39	39	—
i-mode
Subscriptions	thousands	47,993	48,150	48,061	48,069	48,150	48,370
FOMA	thousands	41,213	43,671	42,118	42,911	43,671	45,000
i-mode Subscription Rate (3)%		89.9	88.9	89.6	89.1	88.9	88.8
Net increase from previous period	thousands	419	157	68	8	81	380
i-mode Flat-rate Packet Communication Plan subscription (12)	thousands	12,744	15,751	13,395	13,949	15,751	—
i-channel Subscriptions	thousands	15,649	16,228	15,823	16,044	16,228	—
Others
DCMX Subscriptions (13)	thousands	5,640	8,170	6,440	7,350	8,170	9,000

*
Please refer to the attached sheet (P.19) for the definition of ARPU and MOU, and an explanation of the methods used to calculate ARPU and the number of active subscriptions used in calculating ARPU, MOU and Churn Rate.

(1)	From March 3, 2008 onward, another FOMA subscription is a prerequisite for the application of 2in1 in principle, and those FOMA subscriptions are included in the number of FOMA subscribers.

(2)	Source for other cellular telecommunications operators: Data announced by the Telecommunications Carriers Association.

(3)	Data are calculated including Communication Module Services subscriptions.

(4)
Sum of new FOMA/mova subscriptions, change of subscription from mova to FOMA, FOMA handset upgrade by FOMA subscribers, mova handset upgrade by mova subscribers, and change of subscription from FOMA to mova.

(5)	Data are calculated excluding Communication Module Services-related revenues and Communication Module Services subscriptions.

(6)	Inclusive of circuit-switched data communications.

(7)	Inclusive of Voice Communications and Packet Communications.

(8)	Inclusive of users who applied for 2in1 after March 3, 2008.

(9)	Included in total cellular subscriptions.

(10)	Included in FOMA subscriptions.

(11)	Included in mova subscriptions.

(12)	Sum of “Pake-hodai double” subscriptions, “Pake-hodai” subscriptions and “Pake-hodai full” subscriptions.

(13)	Inclusive of DCMX mini subscriptions.

(APPENDIX 2)
Definition and Calculation Methods of ARPU and MOU
1.	Definition of ARPU and MOU
i)	ARPU (Average monthly Revenue Per Unit)[1] :

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our wireless services, such as basic monthly charges, voice communication charges and packet communication charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. This definition applies to all ARPU figures hereinafter.

ii)	MOU (Minutes of Usage): Average monthly communication time per subscription.
2.	ARPU Calculation Methods
i)	ARPU (FOMA + mova)
•	Aggregate ARPU (FOMA+mova) = Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova)

•	Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

•
Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges)+ i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges)}/ No. of active cellular phone subscriptions (FOMA+mova)

•	i-mode ARPU (FOMA+mova)[2]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA+mova)

•	ARPU generated purely from i-mode (FOMA+mova)[3]: i-mode ARPU (FOMA+mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA+mova)
ii)	ARPU (FOMA)
•	Aggregate ARPU (FOMA) = Voice ARPU (FOMA) + Packet ARPU (FOMA)

•	Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (FOMA)

•	Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

•	i-mode ARPU (FOMA)[2]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (FOMA)

•	ARPU generated purely from i-mode (FOMA)[3]: i-mode ARPU (FOMA) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (FOMA)
iii)	ARPU (mova)
•	Aggregate ARPU (mova) = Voice ARPU (mova) + i-mode ARPU (mova)

•	Voice ARPU (mova): Voice ARPU (mova) Related Revenues (basic monthly charges, voice communication charges) / No. of active cellular phone subscriptions (mova)

•	i-mode ARPU (mova)[2]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active cellular phone subscriptions (mova)

•	ARPU generated purely from i-mode (mova)[3]: i-mode ARPU (mova) Related Revenues (basic monthly charges, packet communication charges) / No. of active i-mode subscriptions (mova)
3.	Active Subscriptions Calculation Methods
No. of active subscriptions used in ARPU/MOU/Churn Rate calculations is as follows:
No. of active subscriptions for each month:
(No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2
No. of active subscriptions for full-year results/forecasts:
Sum of No. of active subscriptions for each month from April to March

1	Communication Module service subscriptions and the revenues thereof are not included in the ARPU and MOU calculations.

2
The denominator used in calculating i-mode ARPU (FOMA+mova, FOMA, mova) is the aggregate number of cellular subscriptions to each service (FOMA+mova, FOMA, mova, respectively), regardless of whether i-mode service is activated or not.

3	ARPU generated purely from i-mode (FOMA+mova, FOMA, mova) is calculated using only the number of active i-mode subscriptions as a denominator.

(APPENDIX 3)
Reconciliations of the Disclosed Non-GAAP Financial Measures to
the Most Directly Comparable GAAP Financial Measures
1. EBITDA and EBITDA margin

	Billions of yen
	Year ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2008	December 31, 2008	December 31, 2008	December 31, 2007
a. EBITDA	¥1,639.1	¥415.6	¥1,353.8	¥1,206.9

Depreciation and amortization	(776.4)	(233.9)	(582.3)	(558.0)
Loss on sale or disposal of property, plant and equipment	(54.4)	(11.8)	(24.7)	(23.9)

Operating income	808.3	169.8	746.8	625.0

Other income (expense)	(7.6)	(20.6)	(37.4)	3.7
Income taxes	(323.0)	(60.0)	(279.4)	(253.3)
Equity in net income of affiliates	13.6	1.8	7.7	1.2
Minority interests	(0.1)	0.0	(0.0)	(0.1)

b. Net income	491.2	91.0	437.7	376.5

c. Total operating revenues	4,711.8	1,111.0	3,378.8	3,522.0

EBITDA margin (=a/c)	34.8%	37.4%	40.1%	34.3%
Net income margin (=b/c)	10.4%	8.2%	13.0%	10.7%

Note:	EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.
2. ROCE after tax effect

	Billions of yen
	Year ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2008	December 31, 2008	December 31, 2008	December 31, 2007
a. Operating income	¥808.3	¥169.8	¥746.8	¥625.0
b. Operating income after tax effect {=a*(1-effective tax rate)} (effective tax rate: 40.9%)	477.7	100.4	441.4	369.4
c. Capital employed	4,759.6	4,994.5	4,885.9	4,746.5

ROCE before tax effect (=a/c)	17.0%	3.4%	15.3%	13.2%
ROCE after tax effect (=b/c)	10.0%	2.0%	9.0%	7.8%

Notes:	Capital employed (for annual period) = The average of (Shareholders’ equity + Interest bearing liabilities), each as of March 31, 2007 and 2008

Capital employed (for three months) = The average of (Shareholders’ equity + Interest bearing liabilities), each as of September 30, 2008 and December 31, 2008

Capital employed (for nine months) = The average of (Shareholders’ equity + Interest bearing liabilities), each as of March 31, 2008 (or 2007) and December 31, 2008 (or 2007)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt
3. Free cash flows excluding irregular factors and changes in investments for cash management purposes

	Billions of yen
	Year ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2008	December 31, 2008	December 31, 2008	December 31, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥442.4	¥231.9	¥167.3	¥361.2

Irregular factors (1)	210.0	(188.0)	(188.0)	9.0
Changes in investments for cash management purposes (2)	148.9	(25.3)	23.9	147.7

Free cash flows	801.3	18.6	3.2	517.9

Net cash used in investing activities	(758.8)	(201.2)	(625.0)	(509.5)
Net cash provided by operating activities	1,560.1	219.8	628.1	1,027.4

Notes:

(1)
Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period. Irregular factors during the nine months ended December 31, 2007 was the net effect of bank closures as of March 31, 2007 and December 31, 2007.

(2)
Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the nine months ended December 31, 2008 and 2007 and the year ended March 31, 2008 includes changes in investments for cash management purposes.

Special Note Regarding Forward-Looking Statements
This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:
1.
As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers, retention of existing subscribers, or may lead to diminishing ARPU or an increase in our costs and expenses.

2.	Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth.
3.
The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

4.	Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction.
5.
The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers.

6.	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.
7.
As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations.

8.	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.
9.	Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors may adversely affect our credibility or corporate image.
10.
Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others.

11.
Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image.

12.	Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations.
13.	Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this document are the trademarks or registered trademarks of their respective organizations.

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. NTT DOCOMO, INC. RESULTS FOR THE NINE MONTHS OF THE FISCAL YEAR ENDING MAR. 31, 2009 January 30, 2009

SLIDE No. 1 RESULTS FOR 3Q OF FY2008 1 / 31 Forward-Looking Statements This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as expected number of subscribers, and expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this report were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, Uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forwardlooking statement. Potential risks and uncertainties include, without limitation, the following: 1. As competition in the market becomes more fierce due to changes in the business environment caused by Mobile Number Portability, new market entrants, competition from other cellular service providers or other technologies, and other factors could limit our acquisition of new subscribers retention of existing subscribers, or may lead to diminishing in ARPU or an increase in our costs and expenses. 2. Current and new services, usage patterns, and sales schemes introduced by our corporate group may not develop as planned, which could affect our financial condition and limit our growth. 3. The introduction or change of various laws or regulations or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations. 4. Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction. 5. The W-CDMA technology that we use for our 3G system and/or mobile multimedia services may not be introduced by other overseas operators, which could limit our ability to offer international services to our subscribers. 6. Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect. 7. As electronic payment capability and many other new features are built into our cellular phones, and services of parties other than those belonging to our corporate group are provided through our cellular handsets, potential problems resulting from malfunctions, defects or loss of handsets, or imperfection of services provided by such other parties may arise, which could have an adverse effect on our financial condition and results of operations. 8. Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image. 9. Inadequate handling of confidential business information including personal information by our corporate group, contractors and other factors may adversely affect our credibility or corporate image. 10. Owners of intellectual property rights that are essential for our business execution may not grant us the right to license or otherwise use such intellectual property rights on acceptable terms or at all, which may limit our ability to offer certain technologies, products and/or services, and we may also be held liable for damage compensation if we infringe the intellectual property rights of others. 11. Earthquakes, power shortages, malfunctioning of equipment, software bugs, computer viruses, cyber attacks, hacking, unauthorized access and other problems could cause systems failures in the networks required for the provision of service, disrupting our ability to offer services to our subscribers, and may adversely affect our credibility or corporate image. 12. Concerns about wireless telecommunications health risks may adversely affect our financial condition and results of operations. 13. Our parent company, Nippon Telegraph and Telephone Corporation (NTT), could exercise influence that may not be in the interests of our other shareholders.

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. FY2008 Third Quarter Results Highlights

SLIDE No. 3 RESULTS FOR 3Q OF FY2008 3 / 31 FY2008/1Q-3Q (cumulative) Financial Results Summary ¦ FY2008/1Q-3Q (cumulative) Results Operating income: ¥746.8 billion (Up 19.5% year-on-year) Progress to full-year forecast: 90.0% #yHighlights#z NNeeww bbuussiinneessss mmooddeell TToottaall hhaannddsseettss ssoolldd DDeepprreecciiaattiioonn//aammoorrttiizzaattiioonn *2 Percentage of users who chose “Value Course” among total users who purchased a handset using new purchase methods *1 “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50” New discount services*,P New handset purchase methods Combined subscriptions topped 30 million (As of Dec. 31, 2008) “Value Course” selection rate*2 maintained at over 90% 14.78 million units (down 4.54 million, or 23.5%, year-on-year) Accelerated depreciation of mova-related assets (¥46.8 billion) FY08/1-3Q (cumulative) churn rate: 0.49% (FY08/3Q churn rate: 0.44%) FY08/1-3Q (cumulative) churn rate: 0.49% (FY08/3Q churn rate: 0.44%) Lower distributor commissions

SLIDE No. 4

FY2008/1Q-3Q (cumulative) Financial Results

U.S. GAAP

	2007/4-12 (1Q-3Q) (1)	2008/4-12 (1Q-3Q) (2)	Changes (1) →(2)	2008/3 (Full-year forecast) (3) (As announced on Oct. 31, 2008)	Progress to forecast (2)/(3)
Operating Revenues (Billions of yen)	3,522.0	3,378.8	-4.1%	4,597.0	73.5%
Cellular Services Revenues (Billions of yen)	3,060.5	2,791.0	-8.8%	3,649.0	76.5%
Operating Expenses (Billions of yen)	2,897.0	2,632.0	-9.1%	3,767.0	69.9%
Operating Income (Billions of yen)	625.0	746.8	+19.5%	830.0	90.0%
Income Before Income Taxes (Billions of yen)	628.7	709.4	+12.8%	814.0	87.1%
Net Income (Billions of yen)	376.5	437.7	+16.3%	495.0	88.4%
EBITDA Margin (%) *1	34.3	40.1	+5.8 points	36.0	-
Adjusted Free Cash Flow (Billions of yen) *1	361.2	167.3	-53.7%	130.0*2	-

◆Consolidated financial statements in this document are unaudited.

◆Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months.

*1 For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 31 and the IR page of our website, www.nttdocomo.co.jp.

*2 Subsequent to the announcement of FY2008 full-year results forecasts on Oct. 31, 2008, we have decided to acquire 26% of common shares of Tata Teleservices Limited for approximately 130.7 billion Indian rupees (approximately ¥264 billion, calculated at exchange rate as of Oct. 31, 2008 of 1INR=¥2.02).

RESULTS FOR 3Q OF FY2008 4 / 31

SLIDE No. 5 RESULTS FOR 3Q OF FY2008 5 / 31 0 4 8 12 16 07/12 08/3 08/6 08/9 08/12 0% 25% 50% 75% 100% 0 5 10 15 20 25 30 35 07/9 07/12 08/3 08/6 08/9 08/12 09/3#iForecast#j 0% 10% 20% 30% 40% 50% 60% 70% Topped 30 million subs ¦ “Value Plan” subscriptions & “Value Course” selection rate*2 ¦ No. of subscriptions NNeeww DDiissccoouunntt SSeerrvviicceess**11 NNeeww PPuurrcchhaassee MMeetthhooddss (Million subs.) (Selection rate) Maintained at over 90% #F“Value Course” selection rate (right axis) #FNo. of “Value Plan” subs (left axis) New Business Model (Million subs.) (Subscription rate) *2 Percentage of users who chose “Value Course” among total users who purchased a handset using new purchase methods *1 “Fami-wari MAX 50”, “Hitoridemo Discount 50” and “Office-wari MAX 50”

SLIDE No. 6 RESULTS FOR 3Q OF FY2008 6 / 31 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 Voice ARPU 4,930 4,740 4,660 4,450 4,440 4,340 4,090 3,780 3,560 3,450 3,340 (Incl.) Int’l services ARPU 50 50 50 60 60 70 70 80 80 90 80 Packet ARPU 1,970 1,980 2,010 2,080 2,120 2,210 2,200 2,270 2,330 2,410 2,390 (Incl.) i-mode ARPU 1,950 1,960 1,990 2,060 2,090 2,180 2,170 2,230 2,290 2,360 2,350 YOY changes in packet ARPU (%) 8.2 5.3 6.9 7.2 7.6 11.6 9.5 9.1 9.9 9.0 8.6 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 4-6(1Q) 7-9(2Q) 10-12(3Q) 6,530 6,900* 6,720 6,670 6,560 6,550 6,290 #EAggregate ARPU for FY2008/1Q-3Q (cumulative) ARPU was 5,820 yen (Down 10.0#“ year-on-year) 6,050 1,970 1,980 2,010 2,080 2,120 2,210 2,200 2,270 2,330 5,890 2,410 5,860 FY08/1-3Q (cumulative) aggregate ARPU: ¥5,820 (Down 10.0% year-on-year) FY08/1-3Q (cumulative) aggregate ARPU: ¥5,820 (Down 10.0% year-on-year) Cellular (FOMA+mova) ARPU FY06 full-year aggregate ARPU: ¥6,700* #iDown 3.0% year-on-year#j FY06 full-year aggregate ARPU: ¥6,700* #iDown 3.0% year-on-year#j FY07 full-year aggregate ARPU: ¥6,360 #iDown 5.1% year-on-year#j FY07 full-year aggregate ARPU: ¥6,360 #iDown 5.1% year-on-year#j (Yen) ?International service-related revenues have been included in the ARPU data calculations as of the fiscal year ended Mar. 31, 2006, in view of their growing contribution to total revenues. ?For an explanation of ARPU, please see Slide 30 of this document, “Definition and Calculation Methods of MOU and ARPU”. *The ARPU data for FY2006/1Q and FY2006 full-year include the impact of incurring revenues for the portion of “Nikagetsu Kurikoshi” (two month carry over) allowances that are projected to expire, which are estimated as follows: ?FY2006/1Q (actual): 200 yen ?FY2006/full-year (actual): 50 yen 2,390 5,730

SLIDE No. 7 RESULTS FOR 3Q OF FY2008 7 / 31 -200,000 -150,000 -100,000 -50,000 0 06/10 12 07/2 4 6 8 10 12 08/2 4 6 8 10 12 #EFY2008/1Q-3Q (cumulative) churn rate was 0.49% #EMNP subscriber acquisition/loss performance has improved significantly (Net acquisition of MNP was 1200 in December 2008) 0.00 0.50 1.00 1Q 2Q 3Q 4Q 1Q 2Q 3Q FY08/1-3Q (cumulative) churn rate: 0.49% 0.51#“ 0.52#“ 0.44#“ Churn Rate / MNP ¦ Cellular (FOMA+mova) Churn Rate (#“) FY2007 FY2008 New handset purchase method (Nov. 07) New discount services (Aug. 07) FY07 full-year churn rate: 0.80% ¦ Monthly net acquisitions/losses of MNP subscribers (No. of subscriptions)

SLIDE No. 8 RESULTS FOR 3Q OF FY2008 8 / 31 0 5 10 1Q 2Q 3Q 4Q 1Q 2Q 3Q #ETotal no. of handsets sold in FY08/1Q-3Q (cumulative) was 14.78 million (Down 23.5% year-on-year) FY07/1Q-3Q cumulative: 19.32 million units FY07/1Q-3Q cumulative: 19.32 million units FY08/1Q-3Q cumulative: 14.78 mil units (Down 23.5% year-on-year) FY08/1Q-3Q cumulative: 14.78 mil units Down 23.5% year-on-year) 6.52 4.51 Total Handset Sales (Million units) *Calculated based on financial results materials of each company FY2007 FY2008 #F Total handsets sold (DOCOMO + au +SOFTBANK)* #F Total handsets sold (DOCOMO)

SLIDE No. 9 RESULTS FOR 3Q OF FY2008 9 / 31 0 10 20 30 40 50 60 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 09/3#iForecast#j Subscriber Migration to FOMA mova 54.47 49.19 #i90.3%#j 47.49 #i87.7%#j 53.15 54.16 42.08 #i79.2%#j 52.21 11.07 20.10 6.66 5.28 32.11 #i61.5%#j Numbers in parentheses indicate the percentage of FOMA subscriptions to total cellular subscriptions (Million subs.) ?Inclusive of Communication Module Service subscribers #EFOMA subscriptions reached 47.49 million (87.7% of DOCOMO’s total subs) #Emova and DoPa services to be terminated in March 2012 (Planned)

SLIDE No. 10

FY2008/1Q-3Q (cumulative) Financial Results – Key Factors

■Key factors behind YOY operating income growth



Growth in packet ARPU
Lower churn rate
Decline in voice ARPU
Decrease in sales incentives, etc. resulting from expanded uptake of new handset purchase methods
Inclusive of impact of accelerated depreciation of mova-related assets (¥46.8 billion)
Increase in depreciation/amortization: Up 24.3 billion
Increase in other expenses: Up 37.2 billion
Decrease in total equipment sales cost: Down ¥326.6 billion
Incl.) Equipment procurement cost: Down ¥249.3 billion
Incl.) Distributor commissions: Down ¥77.3 billion
Operating income: ¥625.0 billion
Decline in cellular services revenues: Down ¥269.5 billion
Increase in other revenues: Up 21.9 billion
Increase in equipment sales revenues: Up 104.3 billion
Operating income: ¥746.8 billion
Up ¥121.8 billion (+19.5% year-on-year)
Operating revenues: Down ¥143.3 billion
Operating expenses: Down ¥265.1 billion
FY2007/1-3Q (cumulative)
FY2008/1-3Q (cumulative)

RESULTS FOR 3Q OF FY2008 10 / 31

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved. Principal Actions

SLIDE No. 12

Execution of "Change"

- **Steadily implemented actions for "change" with the aim of improving customer satisfaction**

Category	Actions	Category	Actions
Billing plans	● Free domestic voice calls between "Fami-wari" members (Apr. 08) ● Revised discount rate of "Hearty Discount" plan (Jun. 08) ● Launched "Pake-hodai double" (Oct. 08) ● Revision of "Pake-hodai double" rates*1	**NW coverage**	● Enhancement of HSDPA speed (7.2Mbps) (Apr. 08) ● Visiting costomers within 48 hours for coverage improvement (Oct. 08) ● 100% HSDPA pop. coverage (Dec. 08)
Handset	● Touch panel handsets (Jun. and Nov. 08, Jan. 09) ● New handset lineup (Nov. 08) ● Add more variety to smart phone lineup	**Front activities**	● Overseas repair center (Hawaii) (Jul. 08) ● Simplified IVR guidance (Sept. 08) ● Renewal of DOCOMO online shop (Dec. 08)
Services	● Renewal of iMenu portal (Apr. 08) ● "Minna-no DOCOMO Lab" program - joint product & services development activities involving customers*2 (Apr. 08) ● i-concier (lifestyle-assist service) (Nov. 08) ● Enhanced filtering functions (Jan. 09)	**After-sales support**	● Expanded point accumulation rate of DOCOMO Point program (Apr. 08) ● Delivery of repaired handset*3 (Jul. 08) ● Provision of free battery pack after one-year use of handset*2 (Oct. 08) ● Free provision of "Omakase Lock", "Keitai Osagashi" services*3 (Oct. 08)

Integration of regional subsidiaries	**25 projects**	**Renewal of corporate logo**

*1 Revised "Pake-hodai double" rates are planned to be applied from April 2009.
*2 Privilege offered to Premier Stage members *3 Privilege offered to Premier Club members

RESULTS FOR 3Q OF FY2008 12 / 31

SLIDE No. 13 RESULTS FOR 3Q OF FY2008 13 / 31 ,q,#,‹,•-,q,#,‹,• ,o,ˆ,#,#,... #EShift from previous lineup divided by “functionality” into new series which allow customers to select a model that fits their own “lifestyle” New Handset Lineup -1- Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia. The most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology. Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives. Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest “look.” Emotional/ Practical accessory For customers who frequently use various handset functions For users who uses mobile phones mainly for voice and mail communication

SLIDE No. 14 RESULTS FOR 3Q OF FY2008 14 / 31 6 models 7 models 4 models 4 models New Handset Lineup -2- #EDOCOMO’s new handset series which allow customers to make a selection based on their individual preferences and lifestyles Distinctive mobile phones, designed like accessories and offered in a wide variety of fashionable designs and colors for individuals who want to project the latest “look.” Full-feature mobile phones for the maximum enjoyment of video, games and other entertainment by people who love to explore the latest multimedia. Sophisticated mobile phones for busy people who want to live productively and enhance the management of their professional and private lives. The most advanced high-spec mobile phones for those who love cutting-edge digital tools and can’t get enough of the newest, hottest technology.

SLIDE No. 15

Services

• Continual service evolution to meet diversifying needs of customers

i-concier (Nov. 08)

Concierge-like assistance for timely, automatic provision and update of information according to the user's individual preferences, pre-registered locations, etc.




Let me assist you!

Automatic notification

Scheduler

Automatic coupon update

Convenient phonebook functions

i-Widget (Nov. 08)



Easy access to frequently used content (Widget Appli) with just a press of a button.

i-appli online (Nov. 08)

For real-time communication, gaming, etc. with multiple users in remote locations


©Sony Computer Entertainment Inc.
©SEGA
©CAPCOM 2008
©GENKI
©Genki Mobile
©2008 Konami Digital Entertainment
©Genki Mobile ©Arcadia

RESULTS FOR 3Q OF FY2008 15 / 31

SLIDE No. 16 RESULTS FOR 3Q OF FY2008 16 / 31 0 2 4 6 8 10 12 14 16 06/12 07/3 07/6 07/9 07/12 08/3 08/6 08/9 08/12 11.95 15.75 ¦ No. of “Pake-hodai"*1 subscriptions ¦ Revision of “Pake-hodai double” Up 3.8 million (Million subs.) “Pake-hodai” subscription rate*2 (As of Dec. 31, 2008) 36% ¥980 ¥4,200 ¥5,700 ¥13,000 Monthly charge*,S (Monthly charge after revision (conceptual)) Upper limit for data access via PCs /smart phones, etc. Upper limit for access via i-mode only Upper limit for access via i-mode full browser No. of packets used Flat-Rate Services #ENo. of “Pake-hodai"*1 subscriptions grew to 15.75 million (Subscription rate*2: 36%) #ERevise “Pake-hodai double” to allow use with PCs, etc. (Planned for launch in Apr. 2009) All types of data communication services to be covered under flat-rate plan*,R *1 Inclusive of “Pake-hodai full”, “Pake-hodai double” subscriptions *2 “Pake-hodai” subscription rate= Combined “Pake-hodai subscriptions/Total FOMA i-mode subscriptions *3 “Pake-hodai double” rates will not be applied to packet accesses (including i-mode access) during international roaming as they are outside the scope of the flat-rate package *4 Monthly charge do not include taxes

SLIDE No. 17 RESULTS FOR 3Q OF FY2008 17 / 31 1 2 3 4 5 6 7 8 mova 20 40 60 80 100 FOMA 81 98 100 HSDPA ¦ Principal actions taken in FY2008 Network #EImplemented various measures to improve FOMA coverage and quality ¦ HSDPA coverage expansion Year of service launch No. of years after launch Service launch (nationwide) 2002/4 Service launch (Chuo) 2001/10 Service launch 1993/3 Service launch 2006/8 Pop. coverage (%) Seek higher customer satisfaction ¦ Customer visit within 48 hours Enhancement of HSDPA speed (7.2Mbps) pop. coverage: 100% Area quality improvement using compact BS (booster) (indoors) Visiting costomer within 48 hours Tokyo Metropolitan Expressway quality improvement Achieved 100% pop. coverage in 2 years and 4 months after service launch 2008/07 Trial service in some areas of Kanto Koshinetsu 2008/10 Full-scale launch in Kanto Koshinetsu, Hokuriku and Kyushu 2009/01 Expanded to nationwide scale Actions taken during customer visit: Area quality investigation, installation of FOMA repeater/indoor auxiliary antenna, explanation of area quality improvement plans, etc.

SLIDE No. 18 RESULTS FOR 3Q OF FY2008 18 / 31 0 200 400 600 800 1,000 1,200 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 0 20 40 60 80 100 0 10 20 30 40 FY06/1Q-3Q FY07/1Q-3,p FY08/1Q-3Q 18.9 #{37#“ 14.6 12.0 12.5 33.5 24.5 #{19#“ 40.0 23.7 16.4 ,e,x,O,U ,e,x,O,V ,e,x,O,W International Services #EInternational services revenues increased 19% year-on-year ¦ Int’l services revenues (Billions of yen) ¦ No. of Int’l roaming users #FInt’l roaming revenues #FInt’l dialing revenues (Roaming service users: 1,000 subs.) (% of own-handset roamers to total roaming users) #FInt’l roaming users (aggregate) #F% of own-handset roamers to total

Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.

Appendices Copyright (C) 2009 NTT DOCOMO, INC. All rights reserved.

SLIDE No. 21 RESULTS FOR 3Q OF FY2008 21 / 31 U.S. GAAP 0 1,000 2,000 3,000 4,000 5,000 6,000 Equipment sales revenues 363.3 467.6 768.0 Other revenues 88.9 120.1 180.0 PHS revenues 9.4 — - Cellular services revenues (voice, packet) 3,060.5 2,791.0 3,649.0 2007/4-12#i1Q-3Q#j 2008/4-12#i1Q-3Q#j 2009/3#ifull year forecast#j 3,522.0 3,378.8 -4.1% 4,597.0 ?“International service revenues” are included in “Cellular service revenues (voice, packet)”. (Billions of yen) (Billions of yen) Operating Revenues

SLIDE No. 22 RESULTS FOR 3Q OF FY2008 22 / 31 U.S. GAAP 0 1,000 2,000 3,000 4,000 5,000 Personnel expenses 186.7 190.5 252.0 Taxes and public duties 29.2 29.2 39.0 Depreciation and amortization 558.0 582.3 782.0 Loss on disposal of property, plant and equipment and intangible assets 43.5 35.4 62.0 Communication network charges 264.1 249.1 327.0 Non-personnel expenses 1,815.6 1,545.4 2,305.0 #iIncl.#jRevenue-linked expenses* 1,270.5 981.3 1,472.0 (Incl.) Other non-personnel expenses 545.1 564.1 833.0 2007/4-12#i1Q-3Q#j 2008/4-12#i1Q-3Q) 2009/3#ifull year forecast#j 2,897.0 2,632.0 -9.1% 3,767.0 Operating Expenses *Revenue-linked expenses: Cost of equipment sold + distributor commissions + cost of docomo point services (Billions of yen) (Billions of yen)

SLIDE No. 23 RESULTS FOR 3Q OF FY2008 23 / 31 0 100 200 300 400 500 600 700 800 900 1,000 Other (information systems, etc.) 84.2 87.8 141.0 PHS business 0.3 — - Mobile phone business (FOMA) 337.2 346.3 481.0 Mobile phone business #imova#j 10.4 7.4 10.0 Mobile phone business (Other) 56.1 59.0 87.0 2007/4-12#i1Q-3Q#j 2008/4-12#i1Q-3Q#j 2009/3(full year forecast) 488.2 500.5 +2.5% 719.0 Capital Expenditures (Billions of yen) (Billions of yen)

SLIDE No. 24

Operational Results and Forecasts

					2007/4-12 (1Q-3Q) (1)	2008/4-12 (1Q-3Q) (2)	Changes (1) → (2)	2009/3 (Full year forecast)
Cellular Phone	No. of Subscriptions (thousands)*1				53,151	54,155	+1.9%	54,470
		mova			11,073	6,661	-39.8%	5,280
		FOMA			42,078	47,494	+12.9%	49,190
		i-mode			47,831	48,150	+0.7%	48,370
		Communication Module Services			1,360	1,536	+13.0%	1,540
	Market share (%)				52.9	51.2	-1.7 points	-
	Handsets sold (thousands) (including handsets sold without involving sales by DOCOMO)	Total handsets sold			19,320	14,775	-23.5%	-
		mova	New		167	56	-66.4%	-
			Replacement		213	36	-83.2%	-
		FOMA	New		4,389	3,077	-29.9%	-
			Migration from mova		5,137	2,348	-54.3%	-
			Other*2		9,414	9,258	-1.7%	-
	Churn rate (%)				0.85	0.49	-0.36 points	-
	ARPU (FOMA+mova) (yen)*3				6,470	5,820	-10.0%	5,710
	MOU (FOMA+mova) (minutes)*3				140	138	-1.4%	-

*1 Communication Module Service subscriptions are included in the number of cellular phone subscriptions in order to align the calculation method of subscribers with that of other cellular phone carriers. (Market share, the number of handsets sold and churn rate are calculated inclusive of Communication Module Service subscriptions.)

*2 Other includes purchases of additional handsets by existing FOMA subscribers.

*3 For an explanation of MOU and ARPU, please see Slide 30 of this document, "Definition and Calculation Methods of MOU and ARPU".

RESULTS FOR 3Q OF FY2008 24 / 31

SLIDE No. 25 RESULTS FOR 3Q OF FY2008 25 / 31 FY2008/3Q Financial Results U.S. GAAP 2007/10-12 (3Q) (1) 2008/10-12 (3Q) (2) Changes (1) ?(2) Operating Revenues (Billions of yen) 1,196.9 1,111.0 -7.2% Cellular Services Revenues (Billions of yen) 993.9 919.1 -7.5% Operating Expenses (Billions of yen) 980.4 941.1 -4.0% Operating Income (Billions of yen) 216.5 169.8 -21.6% Income Before Income Taxes #iBillions of yen#j 217.9 149.2 -31.5% Net Income (Billions of yen) 130.0 91.0 -30.0% EBITDA Margin (%) * 35.1 37.4 +2.3 points Adjusted Free Cash Flow (Billions of yen) * 192.3 231.9 +20.6% ?Consolidated financial statements in this document are unaudited. ?Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the fiscal year and changes in investment for cash management purposes with original maturities of longer than three months. *For an explanation of the calculation processes for these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP on Slide 31 and the IR page of our website, www.nttdocomo.co.jp.

SLIDE No. 26 RESULTS FOR 3Q OF FY2008 26 / 31 -20 0 20 40 60 80 100 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q #EDOCOMO’s market share of net additions in FY2008/1Q-3Q (cumulative) was 24.7% SoftBank au EMOBILE 22.0#“ ,c,n,b,n,l,n FY08/1-3Q cumulative net adds share: 24.7#“ FY08/1-3Q cumulative net adds share: 24.7#“ Market Share of Net Additions FY2006 FY2007 FY2008 ?Source of data used in calculation: Telecommunications Carriers Association (TCA) (%) FFYY0066 ffuullll—yyeeaarr nneett aaddddss sshhaarree :: 3300..00#“#“ FFYY0077 ffuullll—yyeeaarr nneett aaddddss sshhaarree :: 1122..88#“#“

SLIDE No. 27 RESULTS FOR 3Q OF FY2008 27 / 31 0 20 40 60 80 100 120 140 160 180 200 -25 -20 -15 -10 -5 0 5 10 15 20 25 MOU#iLeft axis#j 145 146 146 139 140 140 139 135 137 138 139 Year-on-year changes in MOU (Right axis) -2.7 -3.9 -3.3 -4.8 -3.4 -4.1 -4.8 -2.9 -2.1 -1.4 0 06/4-6(1Q) 7-9(2Q) 10-12(3Q) 07/1-3(4Q) 07/4-6(1Q) 7-9(2Q) 10-12(3Q) 08/1-3(4Q) 08/4-6(1Q) 7-9(2Q) 10-12(3Q) #EMOU for FY2008/1Q-3Q (cumulative) was 138 minutes (Down 1.4% year-on-year) Cellular (FOMA+mova) MOU (Minutes) (%) ?For an explanation of MOU, please see Slide 30 of this document, “Definition and Calculation Methods of MOU and ARPU”. Full-year MOU: 144 minutes #iDown 3.4% year-on-year#j Full-year MOU: 144 minutes #iDown 3.4% year-on-year#j Full-year MOU: 138 minutes #iDown 4.2% year-on-year#j Full-year MOU: 138 minutes #iDown 4.2% year-on-year#j FY08/1-3Q MOU: 138 minutes (Down 1.4% year-on-year) FY08/1-3Q MOU: 138 minutes (Down 1.4% year-on-year)

SLIDE No. 28 RESULTS FOR 3Q OF FY2008 28 / 31 0 2 4 6 8 10 07/12 08/3 08/6 08/9 08/12 09/3 (forecast#j PPrriinncciippaall aaccttiioonnss ¦ No. of iD subscriptions Topped 10 million (As of Dec. 31, 2008) ¦ DCMX DOCOMO Point Mall (Nov. 2008) Point accumulation at a rate higher than usual (1.5- 10%) No. of member stores: 53* stores (To be expanded further in the future) http://dcmx-mall.jp/ Credit Business ¦ DCMX membership (Million subs.) As of Dec. 31, 2008: 8.17 mil Mar. 31, 2009 (forecast): 9 mil As of Dec. 31, 2008: 390,000 units Mar. 31, 2009 (forecast): 400,000 units ¦ iD payment terminals installed *As of Jan. 30, 2009

SLIDE No. 29 RESULTS FOR 3Q OF FY2008 29 / 31 Return to Shareholders #EReturning profits to shareholders is considered one of the most important issues in our corporate policies For fiscal year ending Mar. 31, 2009 (Planned) Dividend per share: 4,800 yen Repurchase of own shares: Authorized to repurchase up to 900,000 shares for up to 150 billion yen (Treasury shares are planned to be limited to approx. 5% of total issued shares, and those shares exceeding 5% will be cancelled at the end of the fiscal year) #sRepurchase of Own Shares#t Budget (Billions of yen) No. of shares repurchased (Millions of shares) Max. authorized Actual amount spent Max. authorized Actual no. of shares repurchased Repurchase authorized at 16th ordinary general shareholder mtg 200 150 (75.0%) 1.00 0.93 (92.7%) Repurchase authorized at 17th ordinary general shareholder mtg 150 50 (33.3%) 0.90 0.31 (34.0%)

SLIDE No. 30 RESULTS FOR 3Q OF FY2008 30 / 31 Definition and Calculation Methods of MOU and ARPU ? MOU (Minutes of usage): Average communication time per one month per one user. ? ARPU (Average monthly Revenue Per Unit): Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in our wireless services revenues, such as monthly charges, voice transmission charges and packet transmission charges, from designated services which are incurred consistently each month, by the number of active subscriptions to the relevant services. Accordingly, the calculation of ARPU excludes revenues that are not representative of monthly average usage such as activation fees. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. ? Aggregate ARPU (FOMA+mova): Voice ARPU (FOMA+mova) + Packet ARPU (FOMA+mova) ? Voice ARPU (FOMA+mova): Voice ARPU (FOMA+mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ? Packet ARPU (FOMA+mova): {Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) + i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges)} / No. of active cellular phone subscriptions (FOMA+mova) ? i-mode ARPU (FOMA+mova): i-mode ARPU (FOMA+mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA+mova) ? Aggregate ARPU (FOMA): Voice ARPU (FOMA) + Packet ARPU (FOMA) ? Voice ARPU (FOMA): Voice ARPU (FOMA) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (FOMA) ? Packet ARPU (FOMA): Packet ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ? i-mode ARPU (FOMA): i-mode ARPU (FOMA) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (FOMA) ? Aggregate ARPU (mova): Voice ARPU (mova) + i-mode ARPU (mova) ? Voice ARPU (mova): Voice ARPU (mova) Related Revenues (monthly charges, voice transmission charges) / No. of active cellular phone subscriptions (mova) ? i-mode ARPU (mova): i-mode ARPU (mova) Related Revenues (monthly charges, packet transmission charges) / No. of active cellular phone subscriptions (mova) ? Number of active subscriptions used in ARPU and MOU calculations are as follows: ? Quarterly data: sum of “No. of active subscriptions in each month"* of the current quarter ? Half-year data: sum of “No. of active subscriptions in each month"* of the current half ? Full-year data: sum of “No. of active subscriptions in each month"* of the current fiscal year * “No. of active subscriptions in each month”: (No. of subs at end of previous month + No. of subs at end of current month)/2 ?The revenues and no. of subscriptions of Communication Module Service are not included in the above calculation of ARPU and MOU.

SLIDE No. 31

Reconciliation of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

1. EBITDA and EBITDA margin

Billions of yen

	Year ended March 31, 2008	**Three months ended December 31, 2008**	**Nine months ended December 31, 2008**	Nine months ended December 31, 2007
a. EBITDA	¥ 1,639.1	**¥ 415.6**	**¥ 1,353.8**	¥ 1,206.9
Depreciation and amortization	(776.4)	**(233.9)**	**(582.3)**	(558.0)
Loss on sale or disposal of property, plant and equipment	(54.4)	**(11.8)**	**(24.7)**	(23.9)
Operating income	808.3	**169.8**	**746.8**	625.0
Other income (expense)	(7.6)	**(20.6)**	**(37.4)**	3.7
Income taxes	(323.0)	**(60.0)**	**(279.4)**	(253.3)
Equity in net income of affiliates	13.6	**1.8**	**7.7**	1.2
Minority interests	(0.1)	**0.0**	**(0.0)**	(0.1)
b. Net income	491.2	**91.0**	**437.7**	376.5
c. Total operating revenues	4,711.8	**1,111.0**	**3,378.8**	3,522.0
EBITDA margin (=a/c)	34.8%	**37.4%**	**40.1%**	34.3%
Net income margin (=b/c)	10.4%	**8.2%**	**13.0%**	10.7%

Note: EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

2. Free cash flows excluding irregular factors and changes in investments for cash management purposes

Billions of yen

	Year ended March 31, 2008	**(Reference) Three months ended December 31, 2008**	**Nine months ended December 31, 2008**	Nine months ended December 31, 2007
Free cash flows excluding irregular factors and changes in investments for cash management purposes	¥ 442.4	**¥ 231.9**	**¥ 167.3**	¥ 361.2
Irregular factors (1)	210.0	**(188.0)**	**(188.0)**	9.0
Changes in investments for cash management purposes (2)	148.9	**(25.3)**	**23.9**	147.7
Free cash flows	801.3	**18.6**	**3.2**	517.9
Net cash used in investing activities	(758.8)	**(201.2)**	**(625.0)**	(509.5)
Net cash provided by operating activities	1,560.1	**219.8**	**628.1**	1,027.4

Notes: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.
Irregular factors during the nine months ended December 31, 2007 was the net effect of bank closures as of March 31, 2007 and December 31, 2007.

(2) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months. Net cash used in investing activities for the nine months ended December 31, 2008 and 2007 and the year ended March 31, 2008 includes changes in investments for cash management purposes.

RESULTS FOR 3Q OF FY2008 31 / 31

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